[redacted]

14049144

MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9730 E Watson Rd Ste 104
(No. and Street)

St. Louis (City) MO (State) 63126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste 100 (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John D. Denando
Signature

President
Title

Paige Jensen
Notary Public

PAIGE JENSEN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: Feb. 10, 2015
COMMISSION #11391113

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE EQUITY MANAGEMENT, INC

FINANCIAL STATEMENTS

December 31, 2013

CONTENTS

****

****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Pinnacle Equity Management, Inc.
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of Pinnacle Equity Management, Inc. (a Missouri S-corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying supplementary information

Brian G. Toennies & Associates
February 24, 2014

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2013

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$46,514
Commissions Receivable	23,766
Securities - Available for Sale	10,684
Total Current Assets	80,964
PROPERTY AND EQUIPMENTS:	
Equipment	29,989
Less: Accumulated Amortization	(29,706)
Net Property Plant and Equipment	283
OTHER ASSETS:	
Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$81,247

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$5,800
Credit Card Payable	40
Accrued Income Taxes	0
Payroll Taxes Payable	6,896
Total Current Liabilities	12,736
DEFERRED INCOME TAXES	0
Total Liabilities	12,736
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	44,065
Accumulated Other Comprehensive Income	19,446
Total Stockholder's Equity	68,511
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$81,247

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2013

REVENUE:	
Commission and Fee Income	$105,209
OPERATING EXPENSES:	
Accounting and Legal Fees	2,400
Advertising Expense	1,500
Broker Sales Commissions	1,825
Business Meetings	2,217
Charitable Contributions	100
Computer Supplies and Expense	359
Dues and Membership	55
Legal & Professional Expense	3,425
License and Registrations	42
Mailing Costs	124
Medical Expenses	28,932
Miscellaneous Expenses	25
Office Rent	3,600
Office Supplies	2,299
Payroll Taxes	6,823
Professional Dues and Literature	429
Quote/ Clearing Costs	954
Registration & Regulatory Service Fees	4,895
Salaries and Wages	78,000
Solicitors Expenses	24,241
Telephone	3,690
Travel and Entertainment	339
Total Operating Expenses	166,274
INCOME (LOSS) FROM OPERATIONS	(61,065)
OTHER REVENUE (EXPENSE):	
Miscellaneous Income/(Expense)	30
Interest Income	12
	42
NET INCOME (LOSS) BEFORE INCOME TAXES	(61,023)
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	(61,023)
OTHER COMPREHENSIVE INCOME:	
Realized Gain (Loss) on Security	0
Unrealized Gain (Loss) on Security	8,832
	8,832
COMPREHENSIVE INCOME (LOSS)	($52,191)

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$105,088	$10,614	$120,702
Comprehensive Income:				
Net Income (Loss)		(61,023)		(61,023)
Unrealized Gain (Loss) on Securities			8,832	8,832
RETAINED EARNINGS, END OF YEAR	$5,000	$44,065	$19,446	$68,511

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	($61,023)
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	0
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	47,026
(Increase) Decrease in Securities-Available for Sale	(2,629)
Increase (Decrease) in Accounts Payable	(1,226)
Increase (Decrease) in Other Current Liabilities	3,939
Increase (Decrease) in Reserve for Unrealized Gain/Loss	8,832
Net Cash Provided By (Used In) Operations	(5,081)
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholders	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(5,081)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,595
CASH AND CASH EQUIVALENTS AT END OF YEAR	$46,514
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assetsremaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $0 for the year ended December 31, 2013.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2013 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2013. At December 31, 2013, the Company's net capital as defined by SEC Rule 15c3-1 was $31,506 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2013 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2013 these securities had a fair value of $10,684 a cost of $3,071 and an unrealized gain of $7,613.

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. There were no contributions charged to expense for the year ended December 31, 2013.

The Company also has in effect a profit sharing plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. There were no contributions charged to expense for the year ended December 31, 2013.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 6-INCOME TAXES

Pinnacle Equity Management, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2012, 2011, and 2010 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE 7-RELATED PARTY TRANSACTIONS

Pinnacle Equity Management, Inc. is owned by John Denando and Raymond Berger. Each owns fifty percent of the Company. For 2013 John Denando was paid a salary of $42,000 and Raymond Berger was paid a salary of $36,000.

NOTE 8-SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2014, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2013

		2013
Total Ownership Equity from Statement of Financial Condition		$68,511
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	283	
Commissions Receivable > 30 Days	23,766	24,049
Net Capital Before Haircuts on Securities Positions		44,462
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	0	
Money Market - 2%	7,956	7,956
NET CAPITAL		36,506
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$31,506

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2013

	2013
Total Ownership Equity from Statement of Financial Condition-Unaudited	$68,511
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	68,511
Total Non-Allowable Assets-Audited	24,049
Net Capital Before Haircuts on Securities Positions	44,462
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	7,956
Net Capital	$36,506

Report on Material Inadequacies

No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
of Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

In planning and performing our audit of the financial statements of Pinnacle Equity Management, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Pinnacle Equity Management, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Pinnacle Equity Management, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Pinnacle Equity Management, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Pinnacle Equity Management, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Pinnacle Equity Management, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Pinnacle Equity Management, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3-Cont'd

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Pinnacle Equity Management, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian Toennies

Brian Toennies, CPA
St. Louis, MO
February 24, 2014

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

To the Board of Directors
of Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

I have audited in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. as of December 31, 2013 and have issued my report thereon dated February 24, 2014.

In planning and performing my audit of the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. for the year ended December 31, 2013, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011-Cont'd

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian T. Toennies

Brian Toennies, CPA
St. Louis, MO
February 24, 2014

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

February 24, 2014

To the Board of Directors
of Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2013, which were agreed to by Pinnacle Equity Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Equity Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Pinnacle Equity Management, Inc.'s management is responsible for Pinnacle Equity Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies, CPA
St. Louis, MO
February 24, 2014